Exhibit 2
Learning Tree International, Inc.
Board of Directors
Attn: Independent Committee
13650 Dulles Technology Drive, Suite 400
Herndon, Virginia 20171
Re:     First Amendment to Commitment to Reimburse Learning Tree Expenses
Dear Board Members:
Reference is made to that certain Expense Reimbursement Letter (the “Letter”), dated as of May 10, 2018, by and between Dr. David C. and Mrs. Mary C. Collins and Learning Tree International, Inc. (the “Company”), pursuant to which we agreed to reimburse the Company for certain expenses incurred by the Company in connection with our exploration of the sale of some or all of our shares (the “Sale Exploration”) of the Company’s common stock.
This amendment amends and restates paragraphs two and three of the Letter in their entirety as follows:
In recognition of the time, expense and effort that has been incurred by the Company in connection with the Sale Exploration, the sale of our shares to the Kevin Ross Gruneich Legacy Trust (the “Sale Transaction”) and the negotiation and documentation of the credit facility made available to the Company by the Kevin Ross Gruneich Legacy Trust (the “Credit Agreement Transaction,” and, together with the Sale Transaction, the “Transactions”), we, as shareholders of the Company, agree to reimburse the Company for its transaction expenses incurred in connection with the Sale Exploration and the Transactions, including, without limitation, its attorneys’ fees, accounting fees, consulting fees, filing fees, Board Committee meeting fees and its other out-of-pocket expenses (collectively, the “Reimbursed Expenses”) in the amount of $402,186.00.
The Reimbursed Expenses shall be paid to the Company concurrently with, and contingent upon, the closing of the Transactions.
All other provisions of the Letter remain in full force and effect.
If you are in agreement with this amendment, please sign and return an original copy to us and we will make sure that the Independent Committee receives the fully executed version of this amendment.

Sincerely,

Dr. David C. Collins and Mary C. Collins

AGREED TO AND ACCEPTED BY:

Dr. David C. Collins and Mary C. Collins

By: /s/ David C. Collins
Name: Dr. David C. Collins

By: /s/ Mary C. Collins
Name: Mary C. Collins

Independent Committee of Learning Tree International, Inc.

By: /s/ Richard Surratt
Name: Richard Surratt
Title: Chairman of the Independent Committee

[Signature Page to Amendment to the Expense Reimbursement Letter]